U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI  53202

November 28, 2018

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
Collective Wisdom Fund (S000064736)

To Whom It May Concern:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of the Collective Wisdom Fund (the “Fund”), submits this application for withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
671	11/7/2018	485APOS	0000894189-18-006173

Post-Effective Amendment No. 671 was filed for the purpose of registering the Fund as a new series of the Trust.  The Trust is filing this application for withdrawal because the Trust has determined not to continue with the establishment of the Fund as a series of the Trust.  No securities were sold in connection with Post-Effective Amendment No. 671.  Based upon the foregoing, the Trust believes that withdrawal of Post-Effective Amendment No. 671 is consistent with the public interest and the protection of investors.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendment set forth above has been signed by the President of the Trust on this 28th day of November, 2018.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Adam W. Smith at (414) 765-6115.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President